July 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attention: Cheryl Brown; Daniel Morris

Re: Contango ORE, Inc.
Registration Statement Submitted on Form S-3
Filed June 26, 2024
File No. 333-280509

Dear Ms. Brown and Mr. Morris:

Set forth below are the responses of Contango ORE, Inc. (the “Company”) to the comment letter received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 8, 2024 with respect to the above-referenced Registration Statement on Form S-3 filed with the Commission on June 26, 2024 (the “Registration Statement”).

The Company has filed, via EDGAR, this correspondence and Amendment No. 1 to the Registration Statement on Form S-3 (“Amendment No. 1”). For your convenience, our responses are prefaced by the exact text of the Staff’s comment in bold text. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 1.

Registration Statement on Form S-3

Incorporation by Reference, page 22

1.
Please revise to incorporate by reference your Current Report on Form 8-K filed on June 28, 2024 and, to the extent that updated disclosures are provided by subsequent Current Reports on Form 8-K prior to effectiveness of the registration statement, revise to specifically incorporate such Reports by reference.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Current Reports incorporated by reference on page 22, as well as updated the disclosure on the cover page of the prospectus and pages 6-7 accordingly.

516 2nd Avenue, Suite 401, Fairbanks, AK 99701
Telephone 907-888-4273 ● www.contangoore.com
NYSE-A: CTGO

U.S. Securities and Exchange Commission
July 11, 2024

General

2.
Please update your disclosure regarding the status of the acquisition, including stockholder approval. In addition, please confirm, if true, that the fairness hearing has been held and you have received court approval under 3(a)(10). Refer to Staff Legal Bulletin 3A available at www.sec.gov.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that HighGold received a final order from the Supreme Court of British Columbia approving the Arrangement following a fairness hearing held on July 2, 2024. The Company respectfully advises the Staff that it has revised the disclosure on the cover page of the prospectus and page 17 accordingly.

* * * * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (604) 671-4614 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael Clark
Name: Michael Clark
Title: Chief Financial Officer and Secretary

cc: Rick Van Nieuwenhuyse, Contango ORE, Inc.
Tim Samson, Holland & Knight LLP
Paul Monsour, Holland & Knight LLP